

April 17, 2013

Via E-Mail
Daniel W. Fairfax
Chief Financial Officer and Vice President of Finance
Brocade Communications Systems, Inc.
130 Holger Way
San Jose, CA 95134

      Re: Brocade Communications Systems, Inc.
             Form 10-K for the Fiscal Year Ended October 27, 2012
             Filed December 14, 2012
             Form 10-Q for the Quarterly Period Ended January 26, 2013
             Filed March 1, 2013
             File No. 000-25601

Dear Mr. Fairfax:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 27, 2012

Item 11. Executive Compensation, page 102 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed February 20, 2013)

Executive Compensation and Other Matters

Compensation Discussion and Analysis, page 38

1.   Please explain to us how you determined that you only had four named executive officers during the fiscal year ended October 27, 2012. In that regard, we note that the "Executive Profiles" section of your website lists numerous vice presidents that may be

in charge of a principal business unit, division or function, or perform a policy making function. See Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7.

Fiscal 2012 Compensation Components and Decisions for NEOs

Base Salary, page 42

2.   Three of your four named executive officers received base salary increases in fiscal 2012. Although you discuss what you generally considered in adjusting base salaries, you have not discussed the specific considerations that led to the corresponding salary increases. For example, you do not appear to have explained why Mr. Fairfax received a larger base salary increase than Messrs. Klayko and Wall. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

Long-Term Equity Incentives, page 46

3.   Although you discuss what you generally considered in determining the amount of long-term equity incentives, you have not discussed the specific considerations that lead to the actual amounts awarded. For example, you do not appear to explain why Mr. Klayko's allocation was more heavily weighted towards PSUs, and why Messrs. Klayko and Fairfax received more long-term equity incentives than Messrs. Wall and Whiting. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended January 26, 2013

Notes to Condensed Consolidated Financial Statements

Note 15. Guarantor and Non-Guarantor Subsidiaries, page 27

4.   We note that you adopted the updates to ASC 220 and now present Condensed Consolidated Statements of Comprehensive Income (Loss). In future filings, please revise your condensed financial information to include total comprehensive income. In this regard, we note that financial statements prepared in accordance with Article 10 should include total other comprehensive income. See ASC 220-10-45-18.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or in his absence, Evan Jacobson, Attorney-Advisor, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief